

August 31, 2012

Via E-mail
Mr. James A. Merrill
Chief Financial Officer
GMX Resources Inc.
9400 North Broadway, Suite 600
Oklahoma City, Oklahoma 73114

> **Re: GMX Resources Inc.**
> **Application for Qualification of Indentures**
> **On Form T-3**
> **Filed August 17, 2012**
> **File No. 022-28976**

Dear Mr. Merrill:

We have limited our review of your application to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your application and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your application and the information you provide in response to these comments, we may have additional comments.

Form T-3

1.   We note that you filed the Schedule TO-1 on August 9, 2012.   Therefore, it appears that you commenced the solicitation of your debt exchange offering before you filed this application for qualification of the indenture under the Trust Indenture Act of 1939.   This appears to conflict with Section 306(c) of the Trust Indenture Act.   Accordingly, please disclose this potential violation and the possible risks associated with such pre-filing offers.

2.   Please advise us of the status of your solicitation from August 9, 2012 until this Form T-3 was filed August 17, 2012.   As part of your response, tell us if you disseminated the offering memorandum and/or were actively marketing the exchange offering during the pre-filing period.

Mr. James A. Merrill
GMX Resources Inc.
August 31, 2012
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Trust Indenture Act of 1939 and all applicable Trust Indenture Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending application please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Section 307(c) regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the Form T-3 as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Trust Indenture Act of 1939, the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director